MANAGEMENT INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of December 15, 2006.

This Information Circular is being mailed by the management of Miranda Gold Corp. (“Miranda”) to everyone who was a shareholder of record of our company on December 15, 2006, which is the date that has been fixed by the directors of Miranda as the record date to determine the shareholders who are entitled to receive notice of the meeting.

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual and special meeting of the shareholders of Miranda that is to be held on January 23, 2007 at 10:00 a.m. (Vancouver time) at the offices of our solicitors, Getz Prince Wells LLP, Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of Miranda may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by Miranda.

Under our Articles, at least one shareholder must be present in person or represented by proxy before any action may validly be taken at the meeting.  If such a quorum is not present in person or by proxy, we will reschedule the meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

With the exception of approval of implementation of Miranda’s 2006 Combined Incentive and Nonqualified Stock Option Plan (the “2006 Plan”), all of the matters that will come to a vote at the meeting as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.  See Part 3 – The Business of the Meeting - Approval of Combined Incentive and Nonqualified Stock Option Plan – Voting Requirements for information on the votes required to approve the 2006 Plan.

WHO CAN VOTE?

If you are a registered shareholder of Miranda as at December 15, 2006, you are entitled to attend at the meeting and cast a vote for each share registered in your name on all resolutions put before the meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the meeting in person, you can appoint someone who will attend the meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting by Proxy”).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the meeting regardless of the number of shares you hold.  If you will not be attending the meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the meeting or adjournment thereof to our Transfer Agent, Pacific Corporate Trust Company, 2nd Floor – 510 Burrard Street, Vancouver, British Columbia V6C 3B9; fax number (604) 689-8144.

What is a proxy?

A form of proxy is a document that authorizes someone to attend the meeting and cast your votes for you.  We have enclosed a form of proxy with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.  Those persons are directors and/or officers of Miranda.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

✓

FOR the election of the proposed nominees as directors;

✓

FOR the re-appointment of Morgan & Company, Chartered Accountants, as the auditor of Miranda Gold Corp.;

✓

FOR the resolution to authorize the directors to fix the remuneration to be paid to the auditor; and

✓

FOR the resolution to approve the 2006 Combined Incentive and Nonqualifed Stock Option Plan.

For more information about these matters, see Part 3 - The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting.  At the time of printing this Information Circular, the management of Miranda is not aware of any other matter to be presented for action at the meeting.  If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Miranda at Unit 1 – 15782 Marine Drive, White Rock, BC V4B 1E6; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or delivered to the person presiding at the meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a “nominee,” usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your common shares and must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Information Circular from your nominee, together with a form of proxy or a request for voting instruction form.  If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form.  If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, Miranda’s Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote.  If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee.  If you do this, you will be instructing your nominee to appoint you as proxyholder.  Please adhere strictly to the signature and return instructions provided by your nominee.  It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.  Please register with the Transfer Agent, Pacific Corporate Trust Company, upon arrival at the meeting.

The Notice of Meeting, this Information Circular and our Annual Report and financial statements for the fiscal year ended August 31, 2006 are being sent to both registered and non-registered owners of our common shares.  If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of Miranda have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf.  By choosing to send these materials to you directly, Miranda (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions form (printed on blue paper).

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Miranda has authorized capital of an unlimited number of common shares.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on December 15, 2006, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting.

At the close of business on December 15, 2006, 36,570,260 of our common shares were outstanding.  To the knowledge of our directors and officers, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

PART 3 - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS

The annual Report of the Directors of Miranda for the year ended August 31, 2006 accompanies this Information Circular.

FINANCIAL STATEMENTS

The audited consolidated financial statements of Miranda for the year ended August 31, 2006 will be placed before you at the meeting.  These financial statements have been mailed to shareholders together with the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

Directors of Miranda are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time.  Under our Articles, the number of directors may be fixed or changed from time to time by ordinary resolution but shall not be fewer than three.  We currently have five directors.

Nominees for Election

The following are the nominees proposed for election as directors of Miranda together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  All of the nominees are currently directors.  Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares(4)	Number of options
Kenneth D. Cunningham Nevada, U.S.A. President, Chief Executive Officer and Director	President of Miranda U.S.A., Inc.; President and CEO Miranda Gold Corp.	November 7, 2003	350,000	1,175,000
Dennis Higgs British Columbia, Canada Chairman of the Board & Director	Chairman of Miranda Gold Corp.; President of Senate Capital Group Inc., a private venture capital company; Chairman and Director of Uranerz Energy Corporation	May 4, 1993	292,800	500,000
Steve Ristorcelli(1)(2) Nevada, U.S.A. Director	Principal Geologist, Mine Development Associates, a mining engineering company	February 20, 1995	197,600	495,000

Name and place of residence	Principal occupation	Director since	Number of shares(4)	Number of options
James F. Cragg(1)(2)(3) Missouri, U.S.A. Director	Business and marketing consultant; President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA	December 13, 2004	15,002	200,000
G. Ross McDonald(1)(3) British Columbia, Canada Director	An Associate with Smythe Ratcliffe LLP, Chartered Accountants	August 9, 2006	-	150,000

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance and Nominating Committee

(4)

The information as to shares beneficially owned, not being within the knowledge of the management of Miranda, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by Pacific Corporate Trust Company, Miranda’s transfer agent.

APPOINTMENT OF THE AUDITOR

During the financial year ended August 31, 2006, Morgan & Company, Chartered Accountants, served as Miranda’s auditor and have served as auditor of Miranda since November 23, 1993.

Miranda’s management recommends that shareholders vote in favour of the re-appointment of Morgan & Company, Chartered Accountants, as Miranda’s auditor for the ensuing year and grant the Board of Directors the authority to determine the remuneration to be paid to the auditor.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Morgan & Company to act as our auditor until the close of our next annual general meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

APPROVAL OF COMBINED INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

At the meeting, shareholders will be asked to consider and, if thought advisable, to pass, an ordinary resolution to approve the implementation by Miranda’s Board of Directors of the 2006 Combined Incentive and Nonqualified Stock Option Plan (the “2006 Plan").

Background

Miranda’s existing Stock Option Plan, as amended (the “Old Plan”) was initially approved by Miranda’s shareholders on January 31, 2003.  It reserves for issuance 7,034,302 common shares in the capital of Miranda which, as at March 14, 2006 when an increase in the reserve under the Old Plan was last approved by Miranda’s shareholders, was equal to 20% of Miranda’s then outstanding common share capital.  As of the date of this Circular, options to purchase an aggregate 4,368,750 common shares of Miranda under the Old Plan are outstanding.  See Part 5 – Securities Authorized for Issuance under Equity Compensation Plans.

The 2006 Plan was adopted by resolution of the Board of Directors of Miranda on November 29, 2006.  It will replace the Old Plan upon receipt of all required regulatory and shareholder approvals of the 2006 Plan.  At that time all options then outstanding under the Old Plan will be governed by the 2006 Plan.

Summary of the 2006 Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 7,307,052 common shares of Miranda, which represents 20% of the issued common shares of Miranda as of November 29, 2006, the date of approval of the 2006 Plan by the Board of Directors.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

The 2006 Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of nonqualified stock options.  The 2006 Plan provides that it will be administered by the Board of Directors of Miranda, but the Board of Directors may delegate to a committee of the Board any or all authority for administration of the 2006 Plan.  The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws.  The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof.  Options granted pursuant to the 2006 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee.  So long as Miranda is classified as a “Tier 2” issuer by the TSX Venture Exchange, options will vest and become exercisable in installments on a monthly, quarterly or annual basis (or a combination thereof) over a period of at least 18 months, but the Board of Directors may permit accelerated vesting in the event of a take-over bid or change of control of Miranda.

The exercise price of incentive stock options granted under the 2006 Plan must be at least equal to the fair market value of the shares at the time of grant.  With respect to any participant possessing more than 10% of the voting power of Miranda’s outstanding capital stock, the exercise price of any option granted must be at least equal to 110% of the fair market value on the date of grant and the maximum term of the option must not exceed five years.  The terms of all other options granted under the 2006 Plan may not exceed ten years; however, so long as Miranda remains a “Tier 2” issuer under the policies of the Exchange, which is its present status, options may not exceed a term of five years.

Pursuant to the 2006 Plan, upon exercise of any options granted thereunder the exercise price may be paid in cash or by exchanging common shares of Miranda having a fair market value equal to the exercise price for the shares being acquired or by exchanging options for shares based on a formula reflecting the difference between the exercise price of the options being exchanged and the fair market value at the time of exercise of the common shares being acquired.  The method of exercise in each instance is to be selected by Miranda, but cashless exercise is not permitted unless the TSX Venture Exchange approves the 2006 Plan.

In the event of any extraordinary transactions relating to the capital structure of Miranda, such as a stock split, reverse stock split, stock dividend, combination or reclassification of common shares, the administrator may make such adjustments in the total number or price of common shares available for issuance under the 2006 Plan as it deems appropriate, subject to any required stockholder actions.  In the event of a merger, consolidation or reorganization (other than a merger in which the holders of common shares in Miranda immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger) as a result of which the shareholders of Miranda receive capital stock of another corporation in exchange for their common shares of Miranda, the 2006 Plan provides that if the successor corporation refuses to assume the outstanding options or to substitute equivalent options, then the outstanding options will terminate immediately prior to such merger, consolidation or reorganization provided each optionee shall have the right immediately prior to such merger to exercise his or her option in whole or in part.  However, if the shareholders of Miranda receive cash or other property in exchange for their common shares of Miranda, the outstanding options will also terminate immediately prior to such merger with each optionee having the right immediately prior to such merger, consolidation or reorganization to exercise his or her option in whole or in part.

The Board has the authority to amend or terminate the 2006 Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of any such holder, and provided further that certain amendments to the 2006 Plan are, by law, subject to stockholder approval.  The 2006 Plan will terminate on November 29, 2016, unless terminated sooner by the Board.

The following table summarizes outstanding options to acquire common shares of Miranda pursuant to the Old Plan as at the date of this Circular, and the total number of options which will be outstanding under the 2006 Plan following receipt of all required approvals.

Grants under Old Plan	No. of options outstanding	Exercise price range	Expiry date range
Directors	1,345,000	$0.27 to $1.92	June 18, 2008 to August 8, 2011
Executive Officers	2,175,000	$0.53 to $2.07	February 9, 2009 to April 16, 2011
Employees	623,750	$0.71 to $1.92	February 17, 2010 to May 31, 2011
Consultants	225,000	$0.53	February 9, 2009
TOTAL	4,368,750

Voting requirements

The 2006 Plan could result in the number of shares reserved for issuance under stock options granted to “insiders”, and permits the grant to insiders within a 12-month period of a number of options, in each case exceeding 10% of Miranda’s issued common shares.  Because of this, the policies of the TSX Venture Exchange require approval of the 2006 Plan by “disinterested vote”, being a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by “insiders”.  As of the date of this Circular and to the best of the knowledge of management of Miranda, “insiders” hold 914,402 common shares of Miranda.  If the 2006 Plan is not approved by a disinterested vote, but does receive the approval of a simple majority of the votes cast on the matter, the Board intends to amend the 2006 Plan to eliminate the features in it that create the requirement under the TSX Venture Exchange policies for approval by a disinterested vote. In that event, the 2006 Plan, as amended, will be deemed to have been approved by the shareholders.

Proposed resolution

“RESOLVED THAT implementation of the Company’s 2006 Combined Incentive and Nonqualified Stock Option Plan (the “2006 Plan”) by the Company’s Board of Directors is approved, with such amendments to the 2006 Plan as may be required, from time to time, by the TSX Venture Exchange.”

Management and the Board of Directors of Miranda believe the 2006 Plan enables Miranda to better align the interests of its directors, management and employees with those of its shareholders and reduces the cash compensation Miranda would otherwise have to pay.  Miranda’s management therefore recommends that shareholders vote FOR the ordinary resolution approving the 2006 Plan.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR approval of the 2006 Plan.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Kenneth D. Cunningham served as Chief Executive Officer of Miranda throughout the financial year ended August 31, 2006, Doris Meyer served as Chief Financial Officer from February 1, 2006 to August 31, 2006, and Dennis Higgs served as Chief Financial Officer prior to the appointment of Doris

Meyer (together, the “Named Executive Officers”).  No executive officer of Miranda was paid more than $150,000 in compensation during the financial year ended August 31, 2006.  The following table provides a summary of the compensation earned by the Named Executive Officers during the financial year ended August 31, 2006 and in the preceding two financial years, as applicable.

Summary Compensation

		Annual Compensation			Long-term Compensation
Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2006 2005 2004	$115,425(1) $114,380 $73,959	Nil Nil Nil	Nil Nil Nil	425,000 500,000 500,000	Nil Nil Nil
Dennis L. Higgs (2) Chairman	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	See Note (2) See Note (2) See Note (2)	275,000 500,000 525,000	Nil Nil Nil
Doris A. Meyer (3) Chief Financial Officer/Corporate Secretary	2006 2005 2004	$Nil n/a n/a	Nil n/a n/a	$38,500(3) n/a n/a	275,000 n/a n/a	Nil n/a n/a

(1)

During the fiscal year ended August 31, 2006, Mr. Cunningham was paid US$101,250, the approximate Canadian dollar equivalent of $115,425 using an average exchange rate for the fiscal year of $1.14.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below

(2)

Dennis Higgs, the Chairman of the Board of Miranda, was the Chief Financial Officer of Miranda from November 2, 1993 until February 1, 2006.  Other annual compensation reflects management fees of $5,000 per month from August 2002 to February 2005, $7,300 per month February 2005 to February 2006, and $5,000 per month since February 2006, paid by Miranda to Ubex Capital Inc., a private company owned by Dennis Higgs, for management services provided by Mr. Higgs to Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)

Doris Meyer was appointed Chief Financial Officer and Corporate Secretary of Miranda on February 1, 2006.  Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Long Term Incentive Plan Awards

During the most recently completed financial year ended August 31, 2006, Miranda did not make any long-term incentive plan awards to its Directors, officers or employees.

Options and Stock Appreciation Rights

The following table sets out all incentive stock option grants to the Named Executive Officers during the most recently completed financial year ended August 31, 2006.

Named Executive Officer	Securities under options granted (1) (#)	% of total options granted to employees in period	Exercise price ($/Security)	Market value of securities underlying options on date of grant ($/Security)	Expiration date
Kenneth D. Cunningham Chief Executive Officer	425,000	17%	$1.92	$1.92	April 16, 2011
Dennis Higgs Chairman	275,000	11%	$1.92	$1.92	April 16, 2011
Doris Meyer Chief Financial Officer	125,000 150,000	5% 6%	$2.07 $1.92	$2.07 $1.92	February 1, 2011 April 16, 2011

(1)

The underlying securities are common shares of Miranda.

The following table sets out all incentive stock options exercised by the Named Executive Officers during the 12 month period ending August 31, 2006, and the value of unexercised incentive stock options, if any, as at August 31, 2006.

Named Executive Officer	Securities acquired on exercise	Aggregate value realized (1)	Unexercised options as at year end, August 31, 2006 Exercisable/ Unexercisable	Value of unexercised in-the-money options at year end August 31, 2006 (2) Exercisable/Unexercisable
Kenneth D. Cunningham Chief Executive Officer	0	Nil	1,106,000 / 319,000	$1,045,000 / Nil
Dennis Higgs Chairman	1,140,000	$1,208,050	293,750 / 206,250	$198,000 / Nil
Doris Meyer Chief Financial Officer	0	Nil	100,000 / 175,000	Nil / Nil

(1)

The aggregate value realized upon exercise is the difference between the closing price of the underlying stock on the TSX Venture Exchange on the exercise date and the exercise price of the option.

(2)

The value of unexercised “in-the-money options” at financial year-end is the difference between the option exercise price and the closing price of the underlying stock on the TSX Venture Exchange on August 31, 2006.  The closing price of the shares on August 31, 2006 was $1.59.

MANAGEMENT CONTRACTS

The management functions of Miranda and its subsidiaries are performed by our directors and senior officers and we have no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an Employment Agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US95,000, increased to US$110,000 effective April 1, 2006, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the ”Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i)  Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii)  a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Dennis Higgs, the Chairman of the Board of Miranda, entered into an agreement (the “Higgs Agreement”) with Miranda dated February 1, 2006, pursuant to which Mr. Higgs, through Ubex Capital Inc. (“Ubex”), a private company owned by Mr. Higgs, provides consulting services to Miranda as an advisor and a director, and as a representative of Miranda at industry trade shows, for a monthly fee of $5,000 from February 1, 2006 until January 31, 2007, and thereafter for a monthly fee of $2,500 for a further 12-month period.  In addition, the Higgs Agreement delegates the responsibility and authority to Mr. Higgs for sale, subject to approval of the terms thereof by the Board of Directors, of the shares of Gulf Coast Oil and Gas owned by Miranda.  In consideration for this service, Miranda will pay Ubex a commission equal to 10% of the net sales value (as defined in the Higgs Agreement) received by Miranda from the sale of the shares.  See Part 8 – Other Information – Interest of Informed Persons in Material Transactions.

Doris Meyer, the Chief Financial Officer and Corporate Secretary of Miranda since February 1, 2006, is party to a Contracting Agreement (the “Golden Oak Agreement”) dated February 1, 2006, with Miranda and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides administrative and bookkeeping services to Miranda, as well as performing other duties commensurate to the office of Chief Financial Officer, for an annual service fee of $66,000, which is to be reviewed and fixed annually by the Board of Directors of Miranda.  Miranda is also responsible for reimbursement of all costs incurred by Golden Oak on behalf of Miranda, and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak or Ms. Meyer in connection with Miranda’s business.  The Golden Oak Agreement is for an initial term of one year, to be renewed annually for subsequent one year terms unless terminated in accordance with its terms.  The Golden Oak Agreement may be terminated by Miranda for cause, as more particularly set out in the Golden Oak Agreement, or on 90 days’ written notice to Golden Oak or pay in lieu of notice of the service fee in effect at the time of notice for the 90-day notice period.  Golden Oak may terminate the Golden Oak Agreement on 90 days’ written notice to Miranda.

COMPENSATION OF DIRECTORS

Prior to the end of the fiscal year ended August 31, 2006, Miranda did not pay its directors a fee for acting as such.  Commencing September 1, 2006, on recommendation of the Compensation Committee, Miranda will pay to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. .  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the directors during the fiscal year ended August 31, 2006.

Name	Date of grant	Options granted	Exercise price	Expiry date
Kenneth D. Cunningham	April 16, 2006	425,000	$1.92	April 16, 2011
Dennis Higgs	April 16, 2006	275,000	$1.92	April 16, 2011
Steve Ristorcelli	April 16, 2006	150,000	$1.92	April 16, 2011
James F. Cragg	April 16, 2006 August 9, 2006	125,000 50,000	$1.92 $1.64	April 16, 2011 August 8, 2011
G. Ross McDonald	August 9, 2006	150,000	$1.64	August 8, 2011

See Part 4 – Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of August 31, 2006, Miranda’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	4,368,750	$1.31	Nil
Equity compensation plans not approved by securityholders(1)	Nil	N/A	Nil
Total	4,368,750	$1.31	Nil

(1)

See Part 3 – The Business of the Meeting – Approval of Incentive and Nonqualified Stock Option Plan.

PART 6 – AUDIT COMMITTEE

The Charter of the Audit Committee of the Board of Directors of Miranda is set out below.

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of Miranda’s financial reporting and disclosure practices;

•

Miranda’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of Miranda’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, Miranda’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of Miranda or of an affiliate of Miranda. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of Miranda or of an affiliate of Miranda. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing Miranda’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for Miranda, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of Miranda’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of Miranda’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review Miranda’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by Miranda, including consideration of the independent auditor’s judgment about the quality and appropriateness of Miranda’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to Miranda by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and Miranda and all non-audit work performed for Miranda by the independent auditor.

11.

Establish and review Miranda’s procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of Miranda.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of Miranda.

AUDIT COMMITTEE MEMBERS

Messrs. G. Ross McDonald, Steve Ristorcelli and James F. Cragg are members of the Audit Committee of the Board of Directors of Miranda. All are considered “independent” as that term is defined in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

Mr. G. Ross McDonald is a Chartered Accountant and brings many years of experience in auditing public mining companies.  Messrs. Steve Ristorcelli and James F. Cragg are senior level businessmen with experience in financial matters.  All members of the Audit Committee have a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than Miranda.

PRE-APPROVED POLICIES AND PROCEDURES FOR NON-AUDIT SERVICES

Miranda’s Audit Committee Charter requires that management seek approval from the Audit Committee for all non-audit services to be provided to Miranda or any of its subsidiaries by Miranda’s external auditor prior to engaging the external auditor to perform those non-audit services.

EXTERNAL AUDITOR SERVICE FEES

In the following table, “audit fees” are fees billed by Miranda’s external auditor for services provided in auditing Miranda’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of Miranda’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by Miranda to its auditor in each of the last two calendar years, by category, are as follows:

Calendar year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$27,500	$nil	$nil	$nil
2005	$9,150	$7,610	$1,250(1)	$nil

(1) Fees related to the preparation of Miranda's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

RELIANCE ON EXEMPTION

As Miranda is a "Venture Issuer" pursuant to relevant securities legislation, Miranda is relying on the exemption in Section 6.1 of Multilateral Instrument 52-110-Audit Committees ("MI 52-110") from the reporting requirements of Part 3 and Part 5 of MI 52-110.

PART 7 - CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 - Disclosure of Corporate Governance Practices ("NP 58-101") Miranda is required to and hereby discloses its corporate governance practices as follows:

1. Board of Directors

The Board of Directors of Miranda facilitates its exercise of independent supervision over Miranda's management through regular meetings of the Board, both with and without members of Miranda's management (including members of management that are also directors) being in attendance. The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of Miranda and to act with a view to the best interests of Miranda. In doing so, the Board oversees the management of Miranda's affairs directly and through its committees.

James Cragg, Steve Ristorcelli and G. Ross McDonald are "independent" directors in that they are free from any interest, and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with the best interests of Miranda, other than interests and relationships arising from shareholdings. Kenneth Cunningham and Dennis Higgs are members of management and are therefore not considered to be independent.

2. Directorships

Certain of the directors listed below are presently a director in one or more other reporting issuers, as follows:

Directors	Other Issuers
G. Ross McDonald	Corriente Resources Inc. Fjordland Exploration Inc. Frontier Pacific Mining Corporation Landmark Minerals Inc.
Dennis Higgs	Uranerz Energy Corporation
Steve Ristorcelli	Esperanza Silver Corporation

3. Orientation and Continuing Education

Each new director brings a different skill set and professional background and, with this information, the Board is able to determine what additional learning, if any, will be necessary for each new director. Miranda provides education for its directors as such need arises and encourages open discussion at all meetings, which format facilitates learning by the directors.

4. Ethical Business Conduct

The Board expects management to operate the business of Miranda in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Miranda's business plan and to meet performance objectives and goals. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

5. Nomination of Directors

Based on recommendations from the Corporate Governance and Nominating Committee (see "7. Other Board Committees" below), the Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President of Miranda. The Board monitors but does not formally assess the performance of individual Board members or committee members on their contributions.

6. Compensation

Miranda has established a Compensation Committee consisting of James Cragg and Steve Ristorcelli. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by Miranda with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business as Miranda. The recommendations of the Compensation Committee are then presented to the Board for approval. The Charter of the Compensation Committee of the Board of Directors of Miranda is attached to this Information Circular as Appendix 1.

7. Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are James Cragg and Ross McDonald. The Charter of the Corporate Governance and Nominating Committee is attached to this Information Circular as Appendix 2.

8. Assessments

The Board annually reviews its own performance and effectiveness. Neither Miranda nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Miranda feels its corporate governance practices are appropriate and effective for Miranda, given its relatively small size and limited operations. Miranda's method of corporate governance allows for Miranda to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

PART 8 - OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No one director or officer, or former director or officer, was indebted to Miranda during the most recently completed financial year ended August 31, 2006, for other than "routine indebtedness", as that term is defined by applicable securities law.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed financial year, we paid or accrued $142,994 in management fees to our officers and directors; $71,500 for consulting fees and $32,994 as commission to Ubex Capital Inc., a company owned or controlled by Dennis Higgs, a current director and proposed nominee for election as a director of Miranda, for assistance in selling Miranda's shares of stock in Gulf Coast Oil and Gas; and $38,500 to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer, Chief Financial Officer and Corporate Secretary. See Part 4 - Executive Compensation.

No proposed nominee for election as a director, and no director or officer of Miranda who has served in such capacity since the beginning of the last financial year of Miranda, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Miranda's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Miranda or in any proposed transaction since the beginning of the last completed financial year that has materially affected Miranda, or is likely to do so.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

Kenneth D. Cunningham, Dennis Higgs, Steve Ristorcelli, James F. Cragg and Aileen Lloyd served as the directors and senior officers of Miranda since the beginning of the last completed financial year ended August 31, 2006. Aileen Lloyd resigned as a director and officer effective February 1, 2006. G. Ross McDonald was appointed as a director effective August 9, 2006. Messrs. Cunningham, Higgs, Ristorcelli, Cragg and McDonald are proposed nominees for election as directors at the meeting.

CEASE TRADE ORDERS AND BANKRUPTCY

As at the date of this Circular, no proposed nominee for election as a director of Miranda is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including Miranda) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PERSONAL BANKRUPTCY

As at the date of this Circular, no proposed nominee for election as a director of Miranda has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

OTHER MATTERS

Management of Miranda is not aware of any other matters to come before the meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain additional financial information about Miranda in our Annual Report, audited consolidated financial statements and Management's Discussion and Analysis for the year ended August 31, 2006, which is included with this Information Circular. Additional copies may be obtained without charge upon request to us at Unit 1 - 15782 Marine Drive, White Rock, BC V4B 1E6 - telephone (604) 536-2711; fax (604) 536-2788. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DATED at Vancouver, British Columbia, this 15th day of December, 2006.

MIRANDA GOLD CORP.

/s/ Kenneth D. Cunningham

Kenneth D. Cunningham,

President and Director

APPENDIX 1

MIRANDA GOLD CORP.

(the “Company”)

CHARTER OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

I.

PURPOSE

The Compensation Committee is a committee of the Board of Directors with the primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•

Reviewing and approving and then recommending to the Board of Directors salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board of Directors (if any), the President, the Chief Executive Officer and other members of the senior management team;

•

Recommendation of salary guidelines to the Board of Directors;

•

Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

•

Research and identification of trends in employment benefits;

•

Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.

II.

COMPOSITION AND MEETINGS

The Compensation Committee shall be comprised at all times up to three or more directors as determined by the Board of Directors, each of whom shall be independent directors in accordance with Multilateral Instrument 58-201.  A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment.  Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she falls in one of the categories listed in Schedule “A” attached hereto.  Each member will have, to the satisfaction of the Board of Directors, sufficient skills and/or experience which are relevant and will be of contribution to the carrying out of the mandate of the Compensation Committee.

The members of the Compensation Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors are duly elected and qualified.  The Board of Directors may remove a member of the Compensation Committee at any time in its sole discretion by resolution of the Board of Directors.  Unless a Chairperson is elected by the full Board of Directors, the members of the Compensation Committee may designate a Chairperson by majority vote of the full membership of the Compensation Committee.

Each member will have, to the satisfaction of the Board of Directors, sufficient skills and/or experience which are relevant and will be of contribution to carrying out the mandate of the Compensation Committee.

Miranda Gold Corp.

Charter of the Compensation Committee

The Compensation Committee shall meet at least once annually or more frequently as circumstances require.  The Compensation Committee may ask members of management or others to attend meetings or to provide information as necessary.  The Compensation Committee may retain the services of outside compensation specialists to the extent required.

Quorum for the transaction of business at any meeting of the Compensation Committee shall be a majority of the number of members of the Compensation Committee or such greater number as the Compensation Committee shall by resolution determine.

Meetings of the Compensation Committee shall be held from time to time as the Compensation Committee or the Chairperson of the Compensation Committee shall determine upon 48 hours notice to each of its members.  The notice period may be waived by a quorum of the Compensation Committee.

III.

RESPONSIBILITIES AND DUTIES

Responsibilities, duties and powers of the Compensation Committee include:

1.

Annually reviewing and revising this Charter as necessary with the approval of the Board of Directors.

2.

Providing annual reports to the Board of Directors on compensation matters.

3.

Annually reviewing and making recommendations to the Board of Directors upon the recommendation of members of senior management with respect to the Company’s overall compensation and benefits philosophies and programs for employees, including base salaries, bonus and any incentive plans, deferred compensation and retirement plans and share purchase or issuance plans including stock options.  As part of its review process, the Compensation Committee will review peer group and other industry compensation data reported through surveys and other sources.

4.

Annually reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s and other members of the senior management team’s compensation and evaluating their performance in light of those corporate goals and objectives.  Based on such evaluation, annually reviewing and making recommendations to the Board of Directors with respect to compensation and benefit programs for the Chief Executive Officer and doing same for other members of the senior management team including base salaries, bonuses or other performance incentives and stock options.  In setting the salary of the Chief Executive Officer and other members of the senior management team, the Compensation Committee will take into consideration salaries paid to others in similar positions in the Company’s industry.

5.

Reviewing and making recommendations to the Board of Directors with respect to the implementation or variation of stock option plans, share purchase plans, restricted share plans, compensation and incentive plans and retirement plans.  The number of options, restricted shares or other compensation granted will give consideration to the potential contribution an individual may make to the Company’s success.

6.

The Compensation Committee shall prepare a report on executive compensation on an annual basis in connection with the preparation of the Company’s annual information circular or as otherwise required pursuant to applicable securities laws.  The Compensation Committee is also responsible to review all other executive compensation disclosure before it is filed with regulators and/or made public.

7.

The report on executive compensation should be compliant with regulatory form requirements and should describe the process undertaken by the Compensation Committee and should speak specifically to the weighting factors and target levels set out in the determination of the executive’s compensation.  Where there are no clearly pre-established targets or payout ranges, the report on executive compensation should clearly indicate this fact.

Miranda Gold Corp.

Charter of the Compensation Committee

8.

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of the Board of Directors including, annual retainer, meeting fees, option grants and other benefits conferred upon the Board of Directors.

9.

The Compensation Committee is responsible for viewing and submitting to the Board of Directors as whole, recommendations concerning executive compensation and compensation plan matters.  Unless such matters are delegated specifically to the Compensation Committee, the Compensation Committee shall only make recommendations to the Board of Directors for their consideration and approval, if appropriate.  The Board of Directors will have the responsibility to instruct management to implement the directives.

10.

The Compensation Committee may engage and compensate any outside advisor that it determines to be necessary from time to time to carry out its responsibilities.

Approved by the Board of Directors of Miranda Gold Corp., August 9 2006

Miranda Gold Corp.

Charter of the Compensation Committee

Schedule “A”

Subject to the exemptions available under Multilateral Instrument 52-110 Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)

an individual who:

(i)

is a partner of a firm that is the Company’s internal or external auditor;

(ii)

is an employee of that firm; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)

is a partner of a firm that is the Company’s internal or external auditor;

(ii)

is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

APPENDIX 2

MIRANDA GOLD CORP.

(the “Company”)

CHARTER OF THE CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE
OF THE BOARD OF DIRECTORS

I.

PURPOSE

The Corporate Governance and Nominating Committee is a committee of the Board of Directors.  Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by:

•

Assessing the effectiveness of the Board of Directors as a whole as well as discuss the contribution of individual members;

•

Assessing and improving the Company’s governance practices;

•

Proposing new nominees for appointment to the Board of Directors; and

•

Orienting new Directors.

II.

COMPOSITION AND MEETINGS

The Corporate Governance and Nominating Committee shall be comprised of up to three or more Directors as determined by the Board, each of whom shall be independent directors in accordance with Multilateral Instrument 58-201.  A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment.  Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she falls in one of the categories listed in Schedule “A” attached hereto.

The members of the Corporate Governance and Nominating Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors are duly elected and qualified.  The Board of Directors may remove a member of the Corporate Governance and Nominating Committee at any time in its sole discretion by resolution of the Board of Directors.  Unless a Chairperson is elected by the full Board of Directors, the members of the Corporate Governance and Nominating Committee may designate a Chairperson by majority vote of the full membership of the Corporate Governance and Nominating Committee.

Each member will have, to the satisfaction of the Board of Directors, sufficient skills and/or experience which are relevant and will be of contribution to carrying out the mandate of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee shall meet at least once per annum or more frequently as circumstances require.  The Corporate Governance and Nominating Committee may ask members of Management or others to attend meetings or to provide information as necessary.  In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairperson may meet with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices.

Miranda Gold Corp.

Charter of the Corporate Governance and Nominating Committee

Quorum for the transaction of business at any meeting of the Corporate Governance and Nominating Committee shall be a majority of the number of members of the Corporate Governance and Nominating Committee or such greater number as the Corporate Governance and Nominating Committee shall by resolution determine.

Meetings of the Corporate Governance and Nominating Committee shall be held from time to time as the Corporate Governance and Nominating Committee or the Chairperson shall determine upon 48 hours notice to each of its members.  The notice period may be waived by a quorum of the Corporate Governance and Nominating Committee.

III.

RESPONSIBILITIES AND DUTIES

The responsibilities, duties and powers of the Corporate Governance and Nominating Committee shall include:

A.

Governance Responsibilities

1.

Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

2.

Review on a periodic basis, the size and composition of the Board of Directors and ensure that an appropriate number of independent directors sit on the Board.

3.

Facilitate the independent functioning and maintain an effective relationship between the Board of Directors and Management of the Company.

4.

Assess the effectiveness of the Chairperson’s agenda and the quality of the engagement of the Board of Directors.

5.

Annually review performance and qualification of existing directors in connection with their re-election.

6.

Assess, at least annually, the effectiveness of the Board of Directors as a whole, Committees of the Board of Directors and the contribution of individual directors, including making recommendations where appropriate that sitting directors be removed or not re-appointed.

7.

Keep up to date with regulatory requirements and other new development in corporate governance and review the quality of the Company’s governance and suggest changes to the Company’s governance practices as determined appropriate to the Board of Directors.

8.

Consider annually the appropriateness of the size of the Board of Directors.

9.

Ensure that disclosure and securities compliance policies, including communications policies, are in place.

B.

Nominating Responsibilities

1.

Establish qualifications and skills necessary for members of the Board of Directors (as well as skills and competences the Board of Director’s needs as a whole) and procedures for identifying possible nominees who meet these criteria (and who are likely to bring to the Board of Directors the skills and qualifications the Board of Director’s needs as a whole).

2.

Establish an appropriate review selection process for new nominees to the Board of Directors is in place.

Miranda Gold Corp.

Charter of the Corporate Governance and Nominating Committee

3.

Establish procedures and approve appropriate orientation and education program for new members of the Board of Directors and establish and approve continuing education opportunities for all directors to ensure their knowledge and understanding of the Company’s business remain current.

4.

Analyze the needs of the Board of Directors when vacancies arise on the Board of Directors and identify and recommend nominees who meet such needs.

C.

Reporting and Others

1.

The Corporate Governance and Nominating Committee is responsible for reviewing and submitting to the Board of Directors, as a whole, recommendations concerning the Company’s corporate governance performance and processes.

2.

The Corporate Governance and Nominating Committee will record minutes of its meetings and report periodically to the Board of Directors.

3.

The Corporate Governance and Nominating Committee may from time to time hire and remunerate outside professionals to assist or advise the Corporate Governance and Nominating Committee in carrying out its mandate.

Approved by the Board of Directors of Miranda Gold Corp. on August 9, 2006.

Miranda Gold Corp.

Charter of the Corporate Governance and Nominating Committee

SCHEDULE “A”

Subject to the exemptions available under Multilateral Instrument 52-110 Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)

an individual who:

(i)

is a partner of a firm that is the Company’s internal or external auditor;

(ii)

is an employee of that firm; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)

is a partner of a firm that is the Company’s internal or external auditor;

(ii)

is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.